FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007
Commission File Number 001-31880
Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	☐	Form 40-F	☒

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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: November 14, 2007	/s/ Charles Main
Name: Charles Main
Title: Senior Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

1	Yamana Gold Inc.’s Third Quarter Report as of September 30, 2007

2	Form 52-109F2, Certification of Interim Filings, executed by Chief Executive Officer

3	Form 52-109F2, Certification of Interim Filings, executed by Chief Financial Officer

EXHIBIT 1

YAMANA GOLD

Third Quarter Report

September 30, 2007

Fueled by Production

Driven by Vision

Yamana Gold Inc.
For the Third Quarter Ended September 30, 2007

Management’s Discussion and Analysis of Operations
and Financial Condition

(US Dollars unless otherwise specified, in accordance with Canadian GAAP)

A cautionary note regarding forward-looking statements and non-GAAP measures follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.	HIGHLIGHTS

Operational

•

Total production of 131,366 ounces of gold for the quarter, an increase of 48% over the comparative quarter ended September 30, 2006 and an increase of 13% over the quarter ended June 30, 2007. Total production of 367,816 ounces on a year-to-date basis.

•	Average cash costs of $(339) per ounce after by-product credits and on a co-product basis $322 per ounce of gold (excluding the Fazenda Nova Mine) and $0.71 per pound of copper on a co-product basis.
•	Chapada attained record production of gold and copper at 49,716 ounces and 33.0 million pounds, respectively, with mine operating earnings of $112.7 million.
•	Total concentrate production from Chapada of 54,268 tonnes for the quarter, up from 50,304 tonnes in the second quarter of 2007.
•	Continued development plan at Jacobina focusing on the Canavieiras Mine development with two ramps to accelerate development.
•

Received positive feasibility and scoping studies for the QDD and AIM deposit of Gualcamayo and the formal approval for its Gualcamayo Environmental Assessment report. Production is expected to begin in mid-2008.

Financial

•	Record quarterly sales of $199.7 million, an increase of 297% over the comparative quarter ended September 30, 2006 and an increase of 9% over the preceding quarter ended June 30, 2007.
•	Mine operating earnings of $124.9 million for the quarter, an increase of 1,216% over the comparative quarter ended September 30, 2006 and 17% over the preceding quarter ended June 30, 2007.
•

Adjusted earnings (a non-GAAP measure, see Section 3 “Overview of Financial Statements”) for the quarter of $91.9 million before income taxes and $71.5 million after income tax effects representing $0.20 per share.

•

Net earnings for the quarter of $30.0 million or $0.08 per share (the primary difference between accounting net earnings and adjusted net earnings is non-cash mark-to-market copper hedge losses which assumes continued high prices for copper at the time of future settlement and which would have a meaningful positive impact on revenues and earnings for non-hedged copper at that time).

•	Cash flow from operations of $105.0 million before changes in non-cash working capital and $55.4 million after changes in non-cash working capital for the quarter.
•

Cash balance of $66.9 million as at September 30, 2007. Accounts receivable of $129.8 million as at September 30, 2007 of which $78.8 million has been received subsequent to the quarter end and $18.2 million is collectable by mid-November which will further increase available cash.

•	Declared further quarterly dividend of $0.01 per share.

Exploration

•

Received a scoping study for the Amelia Inés and Magdalena (AIM) deposits with work to date indicating that the deposits are higher grade, larger than initially projected, remain open for expansion and are expected to provide a larger and more significant contribution to the Gualcamayo project than was originally contemplated.

•	Resources expected to increase at Jacobina as exploration and development continues.

Other

•	Closed on a definitive business combination agreement with Northern Orion Resources Inc. and Meridian Gold Inc. subsequent to quarter end. Details provided in section 5 “Business Acquisitions”.
•	Obtained credit facility of up to $700 million subsequent to the quarter end.
•

Entered into copper forward contracts at a weighted average forward price of $2.97 per pound of copper on a total of 124.9 million pounds of copper for 2008, 2009 and 2010 and $2.37 per pound of copper on a total of 35 million pounds of copper for 2011.

2.	STRATEGIC PLAN AND OUTLOOK
The Company’s strategic plan is focused on organic growth initially targeting production of 1.2 million ounces of gold in 2008 and progressively increasing to a sustainable level of 2.2 million ounces of gold starting in 2012. Production at these levels will be driven from enhancements, expansions, improvements and development of existing assets. Exploration successes from the Company’s robust exploration portfolio will support and supplement these levels. Assuming positive feasibility studies for its advanced exploration stage projects, the Company expects capital investments over the next four years to be in the range of $1.0 to $1.3 billion.

Specific aspects of the strategic plan include the following:

•	Sustainable low cost production both before, and particularly after, by-product credits;
•	Focus on growth in resources, production, cash flow and earnings;

•	Organic resource and production growth from development of existing projects and further exploration efforts from one of the most impressive portfolios of exploration concessions in the Americas;
•	Focus on locations friendly to industry, and mining in particular, with mining pedigree, culture and history;
•	Focus on areas with developed infrastructure;
•	Focus on programs with manageable and modest capital costs;
•	Results driven approach to exploration, development, construction and operations;
•	Ensuring priority is given to environmental, community, health and safety issues; and
•	Focus on government, community and social relations.

The Company owns seven producing mines, two of which are undergoing expansion, five development stage projects and an extensive exploration portfolio in the Americas. The Company’s mining approach is to target low cost production, both before and particularly after by-product credits.

The principal components of targeted production to a sustainable production level of 2.2 million ounces of gold starting in 2012 include the following:

•	Increase sustainable gold production at the Chapada Mine from a baseline of 170,000 ounces of gold in addition to copper with plant capacity increases;
•

Increase production at the El Peñón Mine initially to 420,000 gold equivalent ounces (“GEO”) with the potential to achieve approximately 500,000 ounces (GEO) with modest plant capacity increases and tailings improvements;

•	Increase production at the Jacobina Mine to exceed 200,000 ounces of gold largely from development of new mine areas including Canavieiras and Morro do Vento;
•	Increase production at the Gualcamayo property from a recent target of 200,000 ounces of gold to over 300,000 ounces of gold from growing resources at satellite and potential underground areas;
•	Increase production at the Minera Florida Mine to approximately 120,000 ounces of gold from plant capacity increases;
•	Develop the Mercedes property to a production level of up to 200,000 ounces of gold per year with a target date for production of 2009;
•	Develop the C1-Santa Luz property to over 100,000 ounces of gold per year with a target date for a feasibility study of December 2007;
•	Develop the Jeronimo project to a production level of up to 150,000 ounces of gold per year (Yamana’s share - 56.7%);
•	Pursue an expansion at the San Andrés Mine for a production level of 90,000 to 100,000 ounces of gold per year;
•	Improve and enhance the São Francisco Mine to increase production to up to 140,000 ounces of gold per year;
•	Continue development efforts at the São Vicente, La Pepa, Amancaya and other projects; and

•	Commit to capital investments in the range of $1-1.3 billion over the next 4 years to fuel production growth targets.

3.	OVERVIEW OF FINANCIAL RESULTS

Net earnings for the quarter were $30.0 million compared to a loss for the comparative quarter ended September 30, 2006 of $12.1 million, representing an improvement of $42.1 million. Net earnings on a year-to-date basis were $110.1 million compared to a loss of $76.3 million for the nine months ended September 30, 2006, representing an improvement of $186.4 million. The increase in earnings is primarily due to commencement and ramp up of operations at the Chapada Mine since the beginning of this year.

Net earnings for the quarter and nine months ended September 30, 2007 included certain non-cash and non-recurring charges in respect of stock-based compensation, foreign exchange gains or losses, unrealized losses on derivatives, loss on impairment of the Fazenda Nova Mine, non-production costs during business interruption (sill pillar failure costs), a future income tax expense on foreign currency translation of inter-corporate debt and a provision for losses on certain tax credits. The largest adjustment item is the mark-to-market on the copper derivatives which is a non-cash and non-realized loss.

This loss assumes continued high prices for copper at the time of future settlement which would have a meaningful positive impact on revenues and earnings for the non-hedged copper at that time and is a result of the Company not being able to apply hedge accounting for its copper derivatives given that copper is contained in concentrate.

Earnings adjusted for these non-cash and non-recurring items was $91.9 million before income tax effects and $71.5 million after income tax effects for the quarter ended September 30, 2007 compared to $4.7 million after tax for the comparative quarter, representing an increase of $1,421%.

Both basic and diluted earnings per share were $0.08 for the quarter. Basic earnings per share was $0.31 and diluted earnings per share was $0.30 for the nine month period ended September 30, 2007. This compares to a basic and diluted loss per share of $0.04 and $0.30 for the comparative periods ended September 30, 2006, respectively.

Earnings per share for the quarter adjusted for certain non-cash and non-recurring items were $0.20 per share. This compares to adjusted earnings per share of $0.02 for the comparative quarter ended September 30, 2006 and $0.22 per share for the quarter ended June 30, 2007.

Revenue for the quarter was $199.7 million, an increase of 9% over the preceding quarter and an increase of 297% over the comparative quarter ended September 30, 2006. Revenue on a year-to-date basis was $528.5 million, an increase of 384% over the comparative nine month period ended September 30, 2006.

Revenue for the quarter included sales from 128,056 ounces of gold and 33.0 million pounds of copper. Revenue for the nine months included sales of 370,777 ounces of gold and 88.6 million pounds of copper. Revenue for the comparative three and nine month period ended September 30, 2006 included sales from 82,602 and 180,702 ounces of gold, respectively.

The Company’s average net realized gold price during the quarter was $686 per ounce, an increase of 12% from an average net realized price of $615 per ounce during the comparative quarter ended September 30, 2006. This compares to an average spot price for the quarter of $681 per ounce. On a year-to-date basis, the Company realized an average net gold sale price of $666 per ounce consistent with the average spot price for the period.

Mine operating earnings were $124.9 million and $308.0 million for the quarter and nine months ended September 30, 2007, respectively. Mine operating earnings for the nine months include earnings from all existing mines. Mine operating earnings for the comparative nine months were $26.2 million and included earnings from the Fazenda Brasileiro Mine, the Fazenda Nova Mine and the San Andrés Mine and Jacobina Mines as of the date of acquisition.

A total of 131,366 ounces were produced during the quarter up from 115,843 ounces for the quarter ended June 30, 2007. On a year-to-date basis, the Company produced 367,816 ounces of gold. A total of 88,781 ounces and 201,147 ounces of gold were produced by the Company’s mines during the comparative quarter and nine month period ended September 30, 2006.

Additionally, production for the quarter and the nine months ended September 30, 2007 included 33.5 million pounds of copper within 54,628 tonnes of concentrate and 92.4 million pounds of copper within 149,362 tonnes of concentrate, respectively. For the quarter ended June 30, 2007 copper production amounted to 31.5 million pounds within 50,304 tonnes of concentrate.

Average cash costs for the quarter net of by-product credits were $(339) per ounce compared to $337 per ounce for the comparative quarter ended September 30, 2006. Average cash costs for the nine months ended September 30, 2007 were $(292) per ounce compared to $329 for the comparative nine months ended September 30, 2006. Cash costs for the three and nine month periods ended September 30, 2007 for the Fazenda Nova Mine are not reflective of ongoing operations as Fazenda Nova operations have been discontinued. Average cash costs for the quarter excluding Fazenda Nova were $(342) per ounce. On a co-product basis cash costs for the quarter were $0.71 per pound of copper and $322 per ounce of gold (excluding Fazenda Nova).

The Company recorded a non-recurring loss from non-production costs during business interruption of $13.2 million year-to-date as a result of sill pillar failures at its Jacobina Mine during the first quarter. The Company has filed an insurance claim with respect to these business interruption losses. Any insurance recovery will be credited to net earnings in the period that the claim is settled with the insurance company.

Inventory as at September 30, 2007 was $68.7 million and is comparable to that of the preceding quarter ended June 30, 2007 of $62.3 million. This compares to $51.3 million as at December 31, 2006.

Cash as at September 30, 2007 was $66.9 million compared to $89.0 million as at June 30, 2007 and $69.7 million as at December 31, 2006. The decrease in cash is due to capital investments in property, plant and equipment, mining interests and construction projects. As at September 30 2007, the Company had accounts receivables in the amount of $129.8 million, compared to $72.1 million as at June 30, 2007 and $6.0 million as at December 31, 2006. The increase in accounts receivable is due to concentrate receivables as at the quarter end from Chapada Mine sales and is ordinary course as it is dependent on the timing of shipments. As production increases at the Chapada Mine concentrate sales will increase accordingly.

Working capital as at September 30, 2007 was $159.4 million compared $76.3 million as at December 31, 2006 and $120.6 million as at June 30, 2007. The increase in working capital is primarily related to the start-up of operations at the Chapada Mine and the increase in sales accordingly.

Cash flow from operations before changes in non-cash working capital items was $105.0 million for the quarter compared to $14.6 million for the comparative quarter ended September 30, 2006 and $90.9 million for the second quarter of 2007. Cash flow from operations before changes in non-cash working capital items was $264.8 million for the nine month period ended September 30, 2007 compared to $37.5 million for the comparative nine month period ended September 30, 2006. The increase in cash flow from operations for the three and nine months is primarily due to start-up of operations at the Chapada Mine. Cash flow from operations after changes in non-cash working capital was $55.4 million and $148.1 million for the three and nine month periods ended September 30, 2007, respectively. This compares to an outflow of $22.3 million and $7.1 million for the comparative periods ended September 30, 2006.

General and administrative expenses were $11.9 million and $30.8 million for the three and nine month periods ended, respectively. This compares to $5.1 million and $13.7 million for the comparative three and nine month periods ended September 30, 2006 and $10.7 million for the second quarter of 2007. The increase in general and administrative expenses reflects the Company’s growth from operations and acquisitions and the growing infrastructure to support its production growth.

The Company recorded unrealized derivative losses of $50.8 million and $79.5 million for the three and nine months ended September 30, 2007, respectively. These unrealized losses consist principally of mark-to-market gains and losses commodity and copper contracts. The spot copper price has declined subsequent to the quarter end, from $3.70 per pound as at September 30, 2007 to $3.42 as at November 2, 2007. A change of this magnitude would totally reverse the third quarter unrealized loss.

The table below presents selected quarterly financial and operating data:

Per share financial results				
Basic earnings per share	$ **0.08**	$ 0.15	$ 0.08	$ 0.02
Diluted earnings per share	$ **0.08**	$ 0.14	$ 0.07	$ 0.02
Financial Position (in thousands of dollars)				
Cash and cash equivalents	$ **66,944**	$ 88,956	$ 69,808	$ 69,680
Total assets	$ **2,516,995**	$ 2,407,179	$ 2,267,075	$ 2,181,192
Total long-term liabilities	$ **489,585**	$ 430,303	$ 384,455	$ 387,401
Gold sales (ounces): (iv)				
Brazil				
Chapada	**48,133**	47,427	33,723	–
São Francisco	**23,114**	25,622	34,880	33,723
Jacobina	**15,335**	9,451	9,676	19,867
Fazenda Brasileiro	**26,940**	20,992	20,799	20,574
Fazenda Nova	**1,736**	1,704	5,272	6,816
Total Brazil	**115,258**	105,196	104,350	80,980
Central America				
San Andrés	**12,798**	14,826	18,349	16,260
Total gold sales (ounces)	**128,056**	120,022	122,699	97,240
Copper Contained in Concentrate sales *(in millions of pounds)*:				
Chapada	**33.0**	31.7	23.9	–
Concentrate sales *(tonnes)*:				
Chapada	**55,773**	56,183	40,615	–
Gold production (ounces):				
Commercial production:				
Brazil				
Chapada	**49,716**	44,027	38,954	–
São Francisco	**27,271**	24,988	31,261	37,089
Jacobina	**17,289**	11,447	7,076	20,880
Fazenda Brasileiro	**24,086**	19,060	22,317	20,443
Fazenda Nova	**498**	2,380	4,047	7,853
Total Brazil	**118,860**	101,902	103,655	86,265

Total Brazil	68,024	49,861	24,593	34,720
Central America				
San Andrés	14,578	17,319	6,327	–
Sales from operations held for sale				
La Libertad	–	6,508	–	–
Total gold sales (ounces)	82,602	73,688	30,920	34,720
Gold production *(ounces)*:				
Commercial production:				
Brazil				
Fazenda Brasileiro	18,569	19,658	17,743	17,810
Fazenda Nova	6,548	5,893	9,549	12,740
Jacobina	19,321	22,333	–	–
São Francisco	20,789	–	–	–
Total Brazil	65,227	47,884	27,292	30,550
Central America				
San Andrés	14,685	17,082	6,727	–
Commercial production	79,912	64,966	34,019	30,550
Pre-operation production:				
São Francisco Pilot Plant	8,869	12,194	1,187	1,212
	88,781	77,160	35,206	31,762
Pro forma adjustments:				
Pre-acquisition production				
San Andrés	–	–	13,987	–
Jacobina	–	–	18,974	–
Post acquisition production				
from operations sold - La Libertad	–	5,929	6,791	–
Total pro-forma production	–	5,929	39,752	–

(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on net sales.
(ii)

Fazenda Nova recovery rate for the quarter ended September 30, 2007 and São Francisco recovery rate for quarter ended March 31, 2007 is in excess of 100% due to draw down of gold contained in ore on heap leach pads. Recovery grade calculated as recovered ounces divided by the quantity of ounces stacked in the month.

(iii)	Certain mine general and administrative costs have been reclassified from mine operating earnings and cash costs to general and administrative expenses.
(iv)	During commercial production.
(v)	A cautionary note regarding non-GAAP measures follows below.

4.	NON-GAAP MEASURES

The Company has included certain non-GAAP Measures including cash cost per ounce data, adjusted net earnings and adjusted net earnings per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cash cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. For the purposes of co-product cash cost calculation purposes, the Company assumes that operating costs are attributable to copper and gold on a 70/30 split. The attributable costs will vary from time to time and would be influenced by a number of factors including current market terms for treatment and refining costs and customer mix. Cost of sales under Canadian GAAP and cash costs are reconciled by the following: non-cash movements in net working capital items and provisions for losses on inventory.

The Company uses the financial measures “adjusted net earnings” and “adjusted net earnings per share” to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings or net earnings per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings and adjusted net earnings per share are calculated as net earnings excluding (a) stock based compensation, (b) foreign exchange loss (gain), (c) future income tax expense on the translation of foreign currency inter-corporate debt, (d) unrealized losses on derivatives, (e) impairment losses, (f) non-production costs during business interruption (g) debt repayment expense and (h) provision for loss on certain tax credits. The terms “adjusted net earnings” and “adjusted net earnings per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of adjusted net earnings and adjusted net earnings per share provide useful information to investors because they exclude non-cash charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of adjusted net earnings and adjusted net earnings per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

5.	BUSINESS ACQUISITIONS

(i)	Acquisition of Meridian Gold Inc. and Northern Orion Resources Inc.

Acquisition of Meridian Gold Inc.

On September 24, 2007, the Company and Meridian Gold Inc. (“Meridian”) entered into a Support Agreement whereby the Company agreed to revise its offer to acquire all of the outstanding common shares of Meridian and Meridian’s Board of Directors agreed to unanimously recommend Meridian’s shareholders accept the revised offer.

Pursuant to the revised offer, Meridian shareholder’s were entitled to receive 2.235 Yamana common shares plus C$7.00 in cash for each Meridian common share tendered and taken up by the Company. The offer was initially extended until October 12, 2007, at which time the Company announced approximately 76% of the fully diluted common shares of Meridian had been tendered and taken up, and the offer was subsequently extended until November 2, 2007. As of November 2nd, the Company had taken up approximately 90% of the outstanding shares of Meridian. The Company is continuing with a subsequent stage step that will increase the Company’s interest to 100%.

As a result of the acquisition of Meridian, the Company has acquired interests in the El Peñón Mine (100%) and Minera Florida Mine (100%) both in Chile, the Rossi Mine (40%) in the United States, the Mercedes project (100%) in Mexico, and the Jeronimo project (56.7%) in Chile.

This business acquisition will be accounted for as a purchase transaction with Yamana being identified as the acquirer and Meridian as the acquiree. The acquisition will be accounted for as a multi-stage acquisition and minority interest in the earnings of Meridian from October 12, 2007 until the 100% interest is achieved.

Meridian is engaged in the business of gold mining. Meridian’s historical summarized results of operations and operating statistics for the three and nine month periods ended September 30, 2007 and 2006 are presented in the following table:

(i)	Net earnings and cash flow from operating activities for the quarter include $9 million of exploration expense that would have been partially capitalized under Yamana’s accounting policies.

Meridian’s Management’s Discussion and Analysis and Interim Consolidated Financial Statements have been filed with the Canadian securities regulatory authorities and with the SEC and are available at www.sedar.com and www.sec.gov . Meridian’s operating results for the three and nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007. Meridian’s results of operations for the three and nine months ending September 30, 2007 were adversely impacted by $30.0 million of investment banking and legal fees relating to its review, evaluation, and response to the Company’s offer during the third quarter. Additionally, Meridian did not obtain a tax benefit from the above expenses resulting in a significantly higher effective tax rate than in prior quarters and periods. Cash flows from operating activities for the three and nine months ending September 30, 2007 were adversely impacted by $6.3 million of non-recurring expenditures related to investment banking and legal fees as described above, $3.3 million of payments on Meridian’s non-qualified defined benefit plan, and approximately $3.1 million of higher reclamation expenditures at Meridian’s Beartrack and Royal Mountain King mines compared to the same periods in 2006. Cash flow from operating activities for the quarter are not considered to be representative of future cash flows due to the above mentioned items.

Financing the Meridian Gold Inc. and Northern Orion Resources Inc. Acquisitions

To complete the Meridian offer and the Northern Orion transaction, Yamana will issue approximately 309.8 million new common shares (228.1 million and 83.7 million common shares to Meridian and Northern Orion shareholders, respectively) and pay cash consideration of approximately $736 million (C$7.00 per share) to Meridian shareholders. As further described in Note 21 of the Interim Consolidated Financial Statements, the cash consideration will be funded from a $400 million term credit facility and $300 million revolving line of credit facility. The balance will be funded from existing cash balances.

Acquisition of Northern Orion Resources Inc.

On July 19, 2007, the Company and Northern Orion Resources Inc. (“Northern Orion”) entered into a definitive business combination agreement whereby the Company would acquire all of the issued and outstanding securities of Northern Orion on the basis of 0.543 of a Yamana common share for each Northern Orion share. The agreement was subject to certain customary conditions including approval by the shareholders of Northern Orion and at least 50.1% of the fully diluted outstanding Meridian common shares having been tendered to the Company’s offer. On August 22, 2007, 83.1% shareholders at a Special Meeting of Northern Orion shareholders approved the Plan of Arrangement and no notices of dissent were received. Additionally, as indicated above on October 12, 2007, 76% of the fully diluted common shares of Meridian were tendered in response to the Company’s offer. Accordingly, Northern Orion was amalgamated as a 100% subsidiary of the Company on October 13, 2007.

As a result of the acquisition of Northern Orion, the Company has acquired interests in the Alumbrera Mine (12.5%) and the Agua Rica project (100%) in Argentina.

This business acquisition will be accounted for as a purchase transaction with Yamana being identified as the acquirer and Northern Orion as the acquiree. The results of operations of Northern Orion will be included in the consolidated financial statements of Yamana from October 13, 2007.

Northern Orion is engaged in the business of copper and gold mining. Northern Orion’s historical summarized results of operations and operating statistics for the three and nine month periods ended September 30, 2007 and 2006 are presented in the following table:

Northern Orion’s Management’s Discussion and Analysis and Interim Consolidated Financial Statements for the three and nine month periods ended September 30, 2007 and 2006 have not been filed with the Canadian securities regulatory authorities and with the SEC, because Northern Orion ceased to be a reporting entity on October 13, 2007. Northern Orion’s operating results for the three and nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007. The decrease in equity of earnings of Alumbrera was attributable to an approximate 10% decrease in the price of copper compared to the same periods in

2006, an approximate 10% decrease in the number of pounds of copper and an approximate 20% decrease in ounces of gold produced and sold, and an approximate 100% increase in royalty expense. The Alumbrera Mine’s decrease in production was attributable to stockpile blending and processing ore with a higher gypsum content. The above decreases were partially offset by a foreign exchange gain, resulting from approximately 37% of Northern Orion’s cash balances in Canadian dollars and an increase in the average realized price of gold.

Business Rationale of the Acquisitions

The Company believes that the business combination presents an opportunity to create a stronger cash flow generating and more diversified gold mining.

As part of the integration, the Company intends on retaining the entire exploration and operations groups at the Reno and South America offices; retaining most of the accounting group at Meridian’s Reno office; and retaining all general managers and senior managers at the acquired mines.

The integration combines and complements the core competencies and skill sets of various groups in the respective companies. In particular, it recognizes:

•	The significant exploration expertise and intellectual property from Meridian complemented by the equally significant construction and development expertise from Yamana;
•	Contribution of operational depth from both companies;
•	Corporate and management strength from Yamana.

The following table summarizes pro forma production for the three and nine month period ended September 30, 2007 for Yamana, Meridian and Northern Orion as a combined entity:

6.	MINES AND DEVELOPMENT PROJECTS

The following chart summarizes commercial production and cash costs per ounce of gold for the quarter ended September 30, 2007 with comparative figures for the quarter ended September 30, 2006 by mine:

          (i) Chapada cash costs on a co-product basis:

Gold - $188 per ounce; Copper - $0.71 per pound

The following chart summarizes commercial production and cash costs per ounce of gold for the nine months ended September 30, 2007 with comparative figures for the nine months ended September 30, 2006.

(i) Chapada cash costs on a co-product basis:

Gold - $194 per ounce; Copper - $0.70 per pound

In addition to gold production, the Company produced a total of 33.5 million pounds of copper contained in concentrate from its Chapada Mine for the quarter. A total of 92.4 million pounds of copper contained in concentrate were produced for the nine months. A total of 54,628 tonnes and 149,362 tonnes of concentrate were produced during the three and nine months ended September 30, 2007, respectively. There was no production for the comparative periods ended September 30, 2006.

Mine operating earnings for the quarter were $124.9 million, an increase of 1,215% from mine operating earnings of $9.5 million for the comparative quarter ended September 30, 2006 and an increase of 17% over the second quarter of the fiscal year 2007.

The following chart summarizes mine operating earnings by mine for the nine months ended September 30, 2007 with comparatives for the nine months ended September 30, 2006:

Revenue for the quarter was $199.7 million from the sale of 128,056 ounces of gold and 33.0 million pounds of copper contained in concentrate. This compares to revenue of $50.3 million from the sale of 82,602 ounces of gold for the comparative quarter ended September 30, 2006 and revenue of $183.7 million from the sale of 120,022 ounces of gold and 31.7 million pounds of copper contained in concentrate in the preceding quarter. There were no sales from copper concentrate for the comparative quarter.

The following chart summarizes revenue by mine for the nine months ended September 30, 2007 with comparatives for the nine months ended September 30, 2006:

Inventory as at September 30, 2007 was $68.7 million compared to $51.3 million as at December 31, 2006 and $62.3 million as at June 30, 2007. Inventory increased from the comparative period as at December 31, 2006 due to the commencement of operations at the Chapada Mine early 2007.

CHAPADA MINE

Commercial production was declared at the Chapada Mine ahead of schedule on February 11, 2007.

The original design and operational results to date show the promise of expanding mill throughput to over 16 million tonnes per year of mill feed. The Company expects to increase the mill and increase throughput during the remainder of the year. High grade ore mined in for the third quarter was 3.3 million tonnes and plant throughput was 3.25 million tonnes of ore. The vertimill commenced operation in mid-April.

Combined with refinements to the ore grinding size, selection of reagents and management of the circulating load, recovery rate improvements are ongoing. Recovery rates for the third quarter were consistent with the second quarter for both gold and copper. Gold ore grade increased from an average of 0.54g/t in the second quarter to an average of 0.64g/t in the third quarter, an improvement of 18.5% and copper grade increased slightly from 0.51% to 0.52%.

Chapada produced 54,628 tonnes of concentrate in the third quarter. Concentrate production increased by 9% from the second quarter and is expected to rise further for the remainder of the year.

Gold contained in concentrate production was 49,716 ounces for the quarter at cash costs after by-product credits of $(1,560) per ounce. This compares to gold contained in concentrate production of 44,027 ounces for the second quarter at cash costs of $(1,789) per ounce. Gold production is forecast at 54,000 ounces for the fourth quarter for a total forecast of 186,000 ounces for 2007.

Total gold contained in concentrate produced for the nine months was 132,697 ounces at cash costs of $(1,494) per ounce after by-product credits. The Company measures cash costs based on the aggregate of all treatment, refining and transportation costs incurred for all copper and gold sold during the quarter rather than only costs attributed to ounces of gold and pounds of copper produced during the quarter.

Copper contained in concentrate revenue is applied as a by-product credit in the determination of cash costs per ounce of gold produced. On a co-product basis cash costs at Chapada during the quarter were approximately $0.71 per pound of copper and $188 per ounce of gold.

The Chapada Mine produced 33.5 million pounds of copper contained in concentrate for the quarter and 92.4 million pounds on a year-to-date basis. Copper production is forecast at 37 million pounds for the fourth quarter.

Total revenue for the quarter net of sales taxes, treatment and refining costs during the quarter was $145.7 million and $369.5 million on a year-to-date basis. Associated transportation costs were approximately $7.6 million and $23.2 million for the respective periods. As at September 30, 2007, the Company had receivables in the amount of $123.8 million in respect of concentrate sales. Increases in third quarter revenues due to final pricing adjustments on first and second quarter sales were $2.9 million. As at September 30, 2007, revenues included 54.2 million pounds of copper recorded at $3.44 per pound that were still subject to final pricing adjustments.

Concentrate sales amounted to 55,773 tonnes containing 48,133 ounces of gold and 33.0 million pounds of copper for the quarter.

Mine operating earnings for the quarter from the Chapada Mine were $112.7 million, making it the Company’s most profitable mine. Mine operating earnings for the nine months ended September 30, 2007 were $280.1 million. There were no mine operating earnings for the comparative periods in 2006 as the Chapada Mine was still under construction.

Depreciation, amortization and depletion expenses were approximately $99 per ounce of gold for the quarter.

The Company has completed a scoping study to evaluate the potential of a pyrite recovery circuit to roast pyrite to produce sulphuric acid for the fertilizer and mining industry. The sulphuric acid market study is expected by the end of 2007. This initiative would provide an additional source of revenue and further increase copper and gold recovery rates.

SÃO FRANCISCO MINE

         (i)  Recovery cycle not complete
         (ii)  Full recovery rate represents the recovery rate over the leaching cycle

A total of 27,271 ounces of gold were produced from the São Francisco Mine during the quarter. This compares to production of 20,789 ounces of gold during the comparative quarter ended September 30, 2006 and 24,988 ounces produced during the second quarter of 2007. On a year-to-date basis the mine produced 83,520 ounces of gold. São Francisco declared commercial production on August 1, 2006. Forecast production for the fourth quarter is 31,000 to 36,000 ounces and for a full year forecast of 115,000 to 120,000 ounces.

Year-to-date production at São Francisco was lower than previously forecast due to continued mining and processing of lower than planned grade material. Material which had previously been considered waste is mineralized and as such is being put on the leach pads for processing. While this means that production in the short term was lower it also means that total ore reserves are higher thus extending the mine life. It also accounts for costs being higher than previously forecast.

A total of 2.1 million tonnes of ore were mined during the quarter, an increase of 7% from the preceding quarter. Waste removal is now under contract to reduce waste removal costs and allow the Company to concentrate on operations and grade control.

Average cash costs for the quarter were $390 per ounce, an increase of 15% from the quarter ended June 30, 2007. The increase in cash costs was principally the result of an increase in maintenance costs. This maintenance has increased fleet availability from approximately 70% to 85%. Maintenance costs will return to normalized levels in the fourth quarter. Other factors include a stronger Real and changes to value added tax rate.

Cash costs are expected to improve over the balance of the year. Additional ramp access to the open pit has been created in order to reduce haulage costs.

In March 2007, a currency hedge was put in place to manage the Company’s exposure to increases in costs at the São Francisco Mine due to fluctuations in the R$-US$ exchange rate. This hedge continues to help improve cash costs and will provide protection against a strengthening Brazilian Real. A total of R$79 million are under open contracts through 2010 relating to São Francisco costs. These contracts fix the exchange rate at an average of 2.2997 Real to the US Dollar.

Operations at São Francisco began to mine a higher percentage of higher grade material. The average ore grade for the quarter was 0.61g/t which represents an increase of 17% compared with that of the second quarter. Improvements in sampling procedures have reduced dilution of higher grade material.

The recovery rate is a calculation of gold recovered divided by the gold placed on the heap leach pads. The calculation does not take into account the six month leach cycle at São Francisco and the future amounts of gold to be recovered. As the calculation does not take these effects into consideration, it is not representative of the extraction rate of ore loaded onto the pads for the full extraction cycle. During the third quarter 24% more gold in ore was stacked than in the second quarter. The current spent leach recovery rate for depleted leach pads is 77%, approximately at feasibility study levels.

Mine operating earnings for the quarter were $4.9 million compared to $5.1 million for the quarter ended June 30, 2007. Mine operating earnings decreased from the preceding quarter due to lower sales during the quarter despite higher production. Approximately, 4,000 ounces were sold for gross revenue of approximately $3.0 million on October 4, 2007. Had these ounces been sold during the third quarter, mine operating earnings would have been higher than that of the second quarter.

Revenue for the quarter amounted to $15.6 million from the sale of 23,114 ounces of gold. This compares to revenue of $16.8 million from a total of 25,622 ounces sold during the second quarter.

Depreciation, depletion and amortization expenses for the quarter were approximately $89 per ounce. This compares to $82 per ounce for the second quarter.

JACOBINA

(i) Includes production statistics from the date of acquisition of April 15, 2006

A total of 17,289 ounces of gold were produced at the Jacobina Mine during the third quarter. Production at Jacobina continued to ramp up during the third quarter following implementation of additional safety protocols and recommendations of rock mechanic advisers after certain sill pillar failures in historically mined areas earlier this year. Production is expected to increase in the fourth quarter.

Engineering and construction is underway and on track to increase the throughput capacity to 6,500 tonnes per day by the first quarter of 2008 and to more than 8,000 tonnes per day by the end of 2008. Current forecast production for 2008 is 140,000 to 150,000 ounces with production of 200,000 ounces targeted for 2009.

It is expected that production at Jacobina will be sustained at a rate of over 200,000 ounces per year after 2009 and, while this is largely dependant on upgrading the large indicated and inferred resources to reserves over the coming years, the resource base is considered sufficient for sustained production at this level from 2009 onward.

As part of the expansion strategy and upgrading of resources to reserves, underground mine development activities continued to progress at Canavieiras and at Morro do Vento Extension where most of the resource upgrade is expected.

The Company recorded a loss due to non-production costs for business interruption of $13.2 million during the nine month period ended September 30, 2007 comprised of overheads and remediation costs associated with the sill pillar failure. Of this amount, $2.7 million was recognized during the third quarter. The Company has filed an insurance claim in respect to these costs. The insurance recovery will be credited to net earnings in the period that the claim is settled with the insurance company.

Cash costs for the quarter were $544 per ounce and $499 per ounce for the nine months ended September 30, 2007. Cash costs were higher in the third quarter due to increased maintenance charges as harder rock was mined during the quarter. Additionally, the mine continues to ramp up to normalized levels of production. These costs are not considered representative of normal operations at Jacobina. Commencing in August however, cash / operating costs are no longer being charged to the sill pillar cost account. Cash costs for the fourth quarter are expected to be below $420 per ounce and 2008 cash costs are forecast below $320 per ounce. These cash costs do not include the loss due to non-production costs during business interruption nor any potential proceeds from the insurance claim.

Increased quantities of ore from Canavieras are being fed to the mill with the expectation that the grade will exceed 2 grams per tonne of ore in the fourth quarter. This development will increase further in 2008 with ore feed from Canavieras expected at 600,000 tonnes in 2008.

GUALCAMAYO PROJECT

During the quarter the Company made a positive construction decision for the main Quebrada Del Diablo (“QDD”) deposit which is the first of three mining opportunities encompassed within the Company’s Gualcamayo project in San Juan, Argentina. The construction decision is based on the results of a positive feasibility study for the QDD deposit and on the formal approval for its Gualcamayo Environmental Assessment report.

Additionally, the Company received a scoping study for the Amelia Inés and Magdalena (“AIM”) deposits. The QDD and AIM deposits together with the QDD Lower West Zone comprise the Gualcamayo project. A more formal and updated feasibility study relating to the AIM deposits as well as an update for the QDD Lower West Zone resource are expected to be completed by year end.

The first phase of the Gualcamayo feasibility study addresses the mining and heap leach processing of ore from the QDD deposit. The Company plans to be in a position to begin mining and processing of this ore in mid-2008, followed by the mining and processing of AIM ore in 2009 and QDD Lower West Zone ore in 2010. With the inclusion of these deposits, the Company plans to produce at an annualized level of more than 200,000 ounces of gold per year from Gualcamayo for at least a 10-year period and is now targeting production levels of 300,000 ounces per year.

The QDD feasibility study is based on open pit mining of the QDD ore deposit at a rate of 1,100t/h. However, the process and leach pad facilities have a design capacity to accommodate tonnage of 1,250t/h in anticipation of ore to be added in the future from the AIM deposits and from the QDD Lower West Zone.

The QDD deposit has been considered as a stand alone project for the purpose of making a construction decision. However, additional ore from AIM and/or QDD Lower West Zone will further improve the economic parameters and value of the overall project.

Production from the QDD deposit alone is forecast at approximately 1.4 million recovered ounces over a 10-year mine life. Operating cash costs including transportation and insurance but excluding production taxes and royalties are projected to average $259 per ounce. Total cash costs including production royalties and taxes, but excluding export sales tax, are projected to average $280 per ounce. An export tax of 5% is also applied to unrefined gold which is shipped and sold outside of Argentina and is assumed for the purpose of the feasibility study economic analysis.

The ore reserve estimate for the QDD stand-alone feasibility study is derived from measured and indicated resources totaling 2.1 million ounces. Proven and probable reserves are summarized as follows:

Category	Tonnes (000s)	Au g/t	Ounces Au (000s)
Proven	7,523	0.98	237
Probable	59,332	0.80	1,534
Total	66,855	0.82	1,771

Although the feasibility study applies to mining ore from only the QDD deposit, capital expenditures are based on an expanded throughput capacity to accommodate the processing of ore from AIM and potentially from the QDD Lower West Zone. The project capital cost of $140.1 million also includes $12.4 million of contingency.

Key operating and economic parameters for the QDD project are as follows:

Initial Capital Expenditures – QDD	$140.1 million
Production Period Strip Ratio	2.97:1
Assumed Recovery Rate – QDD	80.2%
Internal Rate of Return (pre-tax)	21.9%
Net Present Value (pre-tax) @ 7.5%	$78.3 million
Net Present Value (pre-tax) @ 5%	$102.5 million
Gold Pricing Assumptions	$600/oz (2008/2009) $550/oz (2010-2017)
NPV Sensitivity (pre-tax) @ 5%	+/- $97 for each +/- $100/oz gold price change

The Company is targeting initial start up of operations at QDD in mid-2008. The capital cost estimate for QDD includes a $3.3 million allowance for project acceleration activities in order to achieve start-up by mid-2008.

Long-lead equipment has been purchased including mining equipment, crushers, conveyors and electrical power supply components. Contracts have been awarded for critical construction activities including power line installation, earthworks, tunneling and ore pass construction. Several activities were undertaken during the exploration phase that will enable more rapid ramp-up of construction. Expansion of the camp site is well advanced, site and mining access roads are in place, tunnels constructed for exploration will serve for permanent operations conveyor galleries, and excavations in the mining area will permit more rapid advance of pre-stripping. A total of $10.3 million has been spent on construction during the third quarter. During the nine months ended September 30, 2007, a total of $28.9 million was spent on the feasibility study and construction of the Gualcamayo Project.

Combined QDD and AIM Open Pit Project

A scoping study level analysis has been completed for the mining and processing of ore from the AIM deposits in combination with the ore from QDD. The study is based on preliminary metallurgical test work for AIM and on the assumption that the AIM ore would be processed via heap leaching along with the QDD ore. Further drilling and metallurgical test work is ongoing and, given the higher grades at AIM, milling may be the optimal approach for processing some or all of the ore from the AIM deposits.

In this regard, the Company is studying the possibility of improving the economics of incorporating AIM into the Gualcamayo feasibility (i) by increasing the size of the AIM resource through further drilling; and (ii) through the milling of the AIM ore versus processing via heap leaching. With this additional work ongoing, the AIM feasibility update is now expected by year end. The target start date for production from the AIM deposits remains in 2009 as is currently contemplated in the scoping study. The scoping study is based on measured and indicated resources.

Based on a feasibility level review for QDD and a scoping study level review for AIM, combined production from the QDD and AIM open pits is currently projected to total an approximate 1.6 million recoverable ounces over a 10-year mine life. Cash operating costs including transportation and insurance but excluding production taxes and royalties are projected to average $245 per ounce. Total cash costs including production royalties and taxes, but excluding export sales tax, are projected to average $270 per ounce.

The projected annual production from QDD and AIM is outlined as follows (thousands of ounces):

	2008 (6 mos)	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
QDD	99.4	190.8	167.7	133.6	155.4	135.1	150.4	174.4	157.8	56.8	1,421.4
AIM	0	46.5	44.1	44.7	38.1	39.7	0	0	0	0	213.1
TOTAL	99.4	237.3	211.8	178.3	193.5	174.8	150.4	174.4	157.8	56.8	1,634.5

Production estimates above are based only on proven and probable ore from QDD and measured and indicated resources from AIM and are taken from the recent scoping study. The measured and indicated resource estimate from which this production estimate is derived includes a total of approximately 2.5 million ounces of gold. Additional inferred resources from QDD and AIM that do not factor into current production estimates total

15.5 million tonnes of potential ore at an average grade of 1.33g/t and containing approximately 650,000 ounces.

Other key operating and economic parameters for the combined feasibility/scoping study project are outlined as follows:

Initial Capital Expenditures – QDD	$140.1 million
Initial Capital Expenditures – AIM	$9.1 million
Production Period Strip Ratio	3.1:1
Assumed Recovery Rate – QDD	80%
Assumed Recovery Rate – AIM	70%
Internal Rate of Return (pre-tax)	29.3%
Net Present Value (pre-tax) @ 7.5%	$125.6 million
Net Present Value (pre-tax) @ 5%	$155.6 million
Gold Pricing Assumptions	$600/oz (2008/2009) $550/oz (2010-2017)
NPV Sensitivity (pre-tax) @ 5%	+/- $113 for each +/- $100/oz gold price change

As indicated in the overview of the Company’s strategic plan, based on recent exploration results of Gualcamayo, particularly at QDD Lower West, the Company is now targeting annual production of 300,000 ounces of gold from Gualcamayo.

SAN ANDRÉS

(i) Includes production statistics from the date of acquisition of February 28, 2006

Operating earnings for the quarter were $3.5 million. This compares to $3.2 million for the preceding quarter ended June 30, 2007. Operating earnings on a year-to-date basis were $11.2 million.

Revenue for the quarter was $8.8 million from the sale of 12,798 ounces of gold.

Depreciation, depletion and amortization expenses for the quarter were approximately $52 per ounce which is consistent with that of the second quarter.

A total of 12,506 ounces of gold were produced during the quarter. This compares to 13,941 ounces produced during the quarter ended June 30, 2007 and 14,685 ounces for the comparative quarter ended September 30, 2006. On a year-to-date basis, the San Andrés Mine produced 43,399 ounces of gold which compares to 38,494 ounces for the comparative period ended September 30, 2006 which included seven months of production since acquisition.

A total of 347,875 tonnes of ore were mined during the third quarter. This compares to 797,797 tonnes of ore mined during the second quarter.

Production for the quarter was affected by the rainy season and community disruptions which disallowed mine workers access to the mine for approximately 23 days during the quarter. The Company reached an agreement with the local community that provides for an approximate investment of $3.0 million over the next 3-4 years that will enhance facilities and infrastructure in the nearby towns. The Company does not foresee future disruptions and is working with the local community to resolve all issues. Tonnes mined and ounces produced were back to normalized levels in October.

Average cash costs for the quarter were $346 per ounce, a decrease of 12% from average cash costs of $391 per ounce during the preceding quarter ended June 30, 2007. Year-to-date cash costs averaged $365 per ounce.

The average ore grade for the third quarter improved by 19% from that of the second quarter to 0.69g/t.

The average recovery rate during the quarter was 152.1%. The recovery rate for the quarter was in excess of 100% as ounces were recovered from an adjacent heap leach pad from which unanticipated gold was recovered and due to reduced ore tonnes mined and stacked relative to the second quarter.

There is an indicated resource of 790,000 contained ounces (40.6 million tonnes at 0.61g/t) outside of the current pit limits. This resource was outlined as a result of drilling efforts following the acquisition of San Andrés in 2006. The Company plans to complete metallurgical test-work and a study to determine the economics and feasibility of employing dump leaching to mine this material. This has the potential to significantly increase the mine life and increase annual production at the San Andrés Mine. The Company has received a permit for an additional lift to the heap leach pads. Additionally, it has applied for horizontal leach pad permit which would add five years to the mine life. The permit is in the final approval stages and is expected early in the fourth quarter. Receipt of the horizontal expansion permit would allow planned production to increase to over 100,000 ounces per year for approximately ten years.

The new mining act is currently under review by the Mining Congress Commission of Honduras, and has not yet been adopted. The Company continues to work co-operatively with the government for the development of the new law.

FAZENDA BRASILEIRO MINE

The Fazenda Brasileiro Mine was originally acquired in August 2003 with 2.5 years of initial estimated remaining reserve life. The objective for the Fazenda Brasileiro Mine is to add resources and convert existing resources into reserves thereby increasing the life of the mine.

Current reserve and resource estimates support an additional 4 to 6 years of mine life at production levels of approximately 80,000 ounces per year. Fazenda Brasileiro has a history of more than replacing ounces mined.

A total of 24,086 ounces of gold were produced during the third quarter. This compares to 18,569 ounces produced during the comparative quarter ended September 30, 2006 and 19,060 ounces produced during the second quarter 2007.

Average cash costs for the quarter were $351 per ounce, a decrease of 16% from the second quarter. Additionally, cash costs were lower compared to the comparative quarter ended September 30, 2006. The decrease in cash costs is due to an increase in ore grade and recovery rates resulting in higher production for the quarter.

The average grade for the quarter was 3.01g/t representing a 22% increase in the ore grade from that of the second quarter. The average ore grade for the comparative quarter ended September 30, 2006 was 2.54g/t.

Tonnes mined and milled increased from the second quarter to the third quarter by 4% and 3% respectively.

The average plant recovery rate during the third quarter was 95.1%, compared to 93.9% of the second quarter. The average Plant recovery rate was 3% higher compared to that of the comparative quarter ended September 30, 2006.

Operating earnings for the quarter were $6.3 million. This compares to $3.1 million for the comparative quarter ended September 30, 2006.

Revenue for the quarter was $18.2 million from the sale of 26,940 ounces of gold.

FAZENDA NOVA MINE

(i)	Fazenda Nova ceased mining in May 2007.

Mining at the Fazenda Nova Mine ceased in May 2007 as the mine is at the end of its mine life. During the quarter the mine sold the remainder of its gold inventory and production for the quarter consists of gold that was previously in circuit.

The Company does not expect to incur any additional losses from the Fazenda Nova Mine for the remainder of the year. The reclamation process started during the quarter and $300,000 was spent during the quarter.

7.	LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as at September 30, 2007 were $66.9 million compared to $89.0 million as at June 30, 2007 and $69.7 million as at December 31, 2006. The decrease in cash from the second quarter is mainly due to investments in property, plant and equipment, mining interests and the Company’s construction projects.

Working capital increased to $159.4 million as at September 30, 2007 compared to $76.3 million as at December 31, 2006. The increase in working capital was mainly due to the ramp up of concentrate sales from the Company’s Chapada Mine.

Gold sales are made at spot prices and receivables turn around in approximately 3 to 5 days. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within 1 to 4 weeks after shipping. Final assays and payment related to these sales are received approximately 2 to 3 months thereafter. Chapada has concentrate accounts receivable of $123.8 million outstanding as at September 30, 2007 of which $78.8 million has been collected subsequent to the quarter end and $18.2 million is expected to be received by mid-November.

OPERATING CASH FLOW

Cash flow generated from operations before changes in non-cash working capital items for the quarter was $105.0 million compared to $14.6 million for the comparative quarter ended September 30, 2006, an increase of approximately 619%. Cash flow from operations before changes in non-cash working capital items for the nine months ended September 30, 2007 was $264.8 million compared to $37.5 million for the comparative nine month period ended September 30, 2006.

The strong cash flow growth resulted primarily from the ongoing production expansion. Unrealized losses on derivatives of $50.8 million for the three months has been added back to accounting profit as the mark-to-market adjustments are non-cash, non realized charges.

Cash inflow from operations after taking into effect changes in working capital items for the three and nine months ended September 30, 2007 was $55.4 million and $148.1 million respectively. Working capital continues to increase in line with the production growth.

FINANCING ACTIVITIES

Cash outflows from financing activities for the quarter ended September 30, 2007 were $5.5 million and included the following:

•	$2.3 million inflow from the exercise of options and warrants;
•	dividends paid of $3.3 million; and
•	net payments on derivative hedge settlements of $4.2 million.

Cash inflow from financing activities for the comparative quarter ended September 30, 2006 was $1.4 million.

Cash inflow from financing activities for the nine month period ended September 30, 2007 was $4.3 million compared to $94.5 for the comparative nine month period ended September 30, 2006 which included larger cash inflows from the exercise options, warrants and an equity financing for gross proceeds of $213.8 million and a repayment of long-term debt of $119.2 million.

During the third quarter, the Company obtained a commitment for a non-revolving term credit facility of up to $400 million and revised terms on a $300 million revolving credit facility, for a total credit facility of $700 million conditional upon the acquisition of 50% of the issued and outstanding common shares of Meridian. This condition was met subsequent to the quarter end. Each of the $400 million and $300 million credit facilities are secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature in 2012. Amounts drawn under the respective facilities bear an interest rate of LIBOR plus 0.95% to 1.50% per annum, depending on the Company’s debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.4% per annum dependant on the Company’s debt to EBITDA ratio. The Company drew down fully under the term facility and approximately $281.1 million under the revolving credit facility in October 2007. Amounts drawn down were used to fund the cash component of the acquisition of Meridian (Refer to Section 5 “Business Acquisitions”).

INVESTING ACTIVITIES

Cash flow to investing activities includes expenditures on property, plant and equipment, mineral properties and construction. A cash outflow from investing activities of $71.4 million for the quarter consisted primarily of expenditures of $26.8 million on mineral properties, $21.8 million on property, plant and equipment acquisitions and $13.9 million on construction of the Gualcamayo and São Vicente projects.

Current quarter cash outflows from investing activities compare to an outflow of $50.7 million during the comparative period September 30, 2006.

Cash outflows from investing activities for the nine months ended September 30, 2007 were $158.1 million which compares to an outflow of $168.2 million for the comparative nine months ended September 30, 2006.

The following is a summary of capital expenditures by mine for the quarter and on a year-to-date basis:

The above table includes $13.9 million of expenditures during the quarter on the construction of the Gualcamayo and São Vicente projects. Additionally, $9.3 million was spent on exploration during the quarter.

8.	CAPITALIZATION

Shareholders’ equity as at September 30, 2007 was $1.9 billion compared to $1.8 billion as at June 30, 2007 and $1.7 billion as at December 31, 2006.

SHARE CAPITAL

As at September 30, 2007, the Company had 355.7 million (December 31, 2006 – 344.6 million) common shares outstanding. The weighted average shares outstanding for the quarter ended September 30, 2007 was 355.4 million common shares and 365.5 million common shares on a fully diluted basis.

The Company issued a total of 0.5 million and 6.2 million common shares during the quarter and nine months ended September 30, 2007, respectively, in respect to the exercise of stock options and warrants.

WARRANTS

As at September 30, 2007, the Company had a total of 16.8 million (September 30, 2006 - 16.9 million) share purchase warrants outstanding with an average exercise price of C$8.66 per share (September 30, 2006 – C$8.65). Expiry dates on share purchase warrants range from November 2008 to May 2011, and exercise prices range from C$4.17 to C$19.08. All outstanding warrants were exercisable as at September 30, 2007. The weighted average remaining life of warrants outstanding was 1.89 years (September 30, 2006 - 2.89 years).

There were no warrants issued during the quarter.

As at September 30, 2007 dilutive warrants would contribute an additional $52.6 million into treasury.

Upon the acquisition of Desert Sun and Northern Orion the Company acquired publicly held warrants with the following terms:

(i)

The YRI.wt.a warrants have an exercise price of C$2.50. On exercise the holder would receive 0.6 of a Yamana share. These warrants expire on November 20, 2008, 2010. These relate to previously existing warrants of Desert Sun Mining.

(ii)

The YRI.wt.b warrants have an exercise price of C$2.00. On exercise the holder would receive 0.543 of a Yamana share. These warrants expire on May 29, 2008. These relate to previously existing A warrants of Northern Orion.

(iii)

The YRI.wt.c warrants have an exercise price of C$6.00. On exercise the holder would receive 0.543 of a Yamana share. These warrants expire on February 17, 2010. These relate to previously existing B warrants of Northern Orion.

STOCK OPTIONS AND STOCK-BASED COMPENSATION

As at September 30, 2007, a total of 10.2 million stock options were outstanding of which 10.1 million were exercisable. This compares to a total of 12.7 million stock options outstanding and exercisable as at September 30, 2006. Stock options outstanding as at September 30, 2007 had a weighted average exercise price of C$8.54 per share (September 30, 2006 - C$7.60 per share) and a weighted average remaining life of 3.81 years (September 30, 2006 - 5.16 years).

There were no stock option grants during the quarter. The company expensed a total of $0.1 million related to deferred compensation on vested options during the quarter.

As at September 30, 2007, dilutive options would contribute an additional C$86.5 million into treasury.

9.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $11.9 million for the quarter which compares to $10.7 million for the second quarter of 2007 and $5.1 million for the comparative quarter ended September 30, 2006. The increase in general and administrative expenses reflects the Company’s growth from operations and acquisitions and the growing infrastructure to support its production growth.

10.	FOREIGN EXCHANGE

The Company recognized a foreign exchange loss of $0.3 million during the quarter comprised of exchange losses in Brazil of $5.2 million offset by an exchange gain of $3.5 million in Argentina and of $1.4 million in Canada. This compares to a foreign exchange gain of $0.5 million for the comparative period ended September 30, 2006. On a year-to-date basis the Company has recognized a foreign exchange loss of $7.0 million compared to $6.1 million foreign exchange gain for the comparative nine months ended September 30, 2006.

The Real-US Dollar closing exchange rate as at September 30, 2007 was 1.8389 compared to 1.9262 as at June 30, 2007. This represents an increase in the value of the Real of approximately 5% during the quarter. The third average quarter Real-US Dollar exchange rate appreciated by 3% from the average rate during the second quarter.

The exchange gain in Argentina was due to the strengthening of the US dollar over the third quarter. The Argentine Peso - US Dollar exchange rate as at September 30, 2007 was 3.15, a change of approximately 2% from the rate as at June 30, 2007 of 3.1012.

The Canadian–US Dollar exchange rate as at September 30, 2007 was 0.9963 compared to 1.0634 as at June 30, 2007. This represents a 6% strengthening of the Canadian Dollar relative to the US dollar.

As at the quarter end, the Company held cash of US$35.3 million, C$1.7 million, R$52.1 million and LEM$27.5 million.

During the first and third quarter, the Company entered into currency hedges whereby the value of the Real has been fixed against the US Dollar as further discussed in Section 15 “Currency Hedging”.

11.	INVESTMENT INCOME AND INTEREST EXPENSE

The Company had interest and other business income of $1.0 million and $6.0 million for the quarter and nine month period ended September 30, 2007, respectively. This compares to $1.2 million and $4.3 million in interest income for the comparative periods ended September 30, 2006. Interest expense for the quarter and nine months ended September 30, 2007 was $3.9 million and $9.5 million, respectively, consisting mainly of interest expense incurred in respect to copper derivatives. This compares to $1.7 million for the comparative quarter and $27.4 million for the comparative nine months ended September 30, 2006 which consisted mainly of financing fees related to the repayment of previously held debt.

12.	INCOME TAXES

The Company recorded an income tax expense of $14.5 million for the quarter ($49.2 million for the nine months ended September 30, 2007). The tax provision reflects a future income tax recovery of $2.3 million ($12.9 million income tax expense for the nine months ended September 30, 2007) and a current income tax expense of $12.2 million ($36.3 million for the nine months ended September 30, 2007). The current income tax expense represents 27.6% (22.7% for the nine months ended September 30, 2007) of pre-tax income for the third quarter.

The consolidated balance sheet reflects an increase in current and future income tax liabilities as the Company expects an increase in 2007 taxable income with its Chapada Mine coming on stream. Additionally, the tax provision for the quarter reflects accrued foreign exchange gains and losses in Brazil and in Canada on US$ denominated inter-corporate debt which represents approximately 12.2% of the effective tax rate for the quarter (8.3% for the nine months ended September 20, 2007). This debt is eliminated on consolidation. The consolidated effective tax rate excluding the tax impact of the intra group foreign exchange gain was 20.5% for the third quarter (22.6% for the nine months ended September 30, 2007).

The income tax expense reported and the Company’s effective tax rate will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid. The effective tax rate will also be dependent on the tax impact of the copper mark-to-market fluctuations.

The increase in the third quarter tax provision was a result of the following items: realized foreign exchange gains on the repayment of inter-company debt and the increase in the unrealized foreign exchange gains on the weakening of the US dollar.

The Company has commenced the implementation of a global restructuring plan in order to minimize the annual global effective tax rate. The restructuring plan will be completed by the end of the year. The full impact of the restructuring plan will be realized in 2008.

A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 15 to the consolidated financial statements.

13.	CLOSURE AND RECLAMATION COSTS

The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements and are amortized over the life of each mine on a unit-of-production basis.

Accretion charged during the quarter was $0.5 million. This compares to $0.2 million for the quarter ended September 30, 2006. Accretion expense for the nine month period ended September 30, 2007 was $1.2 million. This compares to $0.5 million for the comparative nine months ended September 30, 2006.

14.	CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in the MD&A the Company is contractually committed to the following as at September 30, 2007 (in thousands of dollars):

15.	CURRENCY HEDGING

The Company has entered into forward contracts to hedge against the risk of an increase in the value of the Real versus the US Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 280 million Reais at an average exchange rate of 2.316 Real to the US Dollar. These contracts are based on projected monthly purchases beginning in February 2007 through to February 2010. Of the amount hedged approximately 54.6 million Reais has been settled to date.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of the hedge of $5.4 million and $17.5 million for the quarter and nine months ended September 30, 2007 credited to other comprehensive income and the ineffective portion of $2.6 million debited and $1.2 million credited to the quarter and nine months ended September 30, 2007 to earnings.

16.	COPPER HEDGING PROGRAM

In 2005, the Company implemented a copper hedging program that was intended to help secure a less than two year payback at its Chapada Mine and to protect future earnings and cash flows. Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenue.

This program includes a combination of forward and call option contracts intended to economically hedge against the risk of declining copper prices for a portion of forecast copper concentrate sales. This copper economic hedging program provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007 of which 15.1 million pounds are under open contracts as at September 30, 2007 and a forward price of $2.75 per pound of copper for a total of 90 million pounds in 2008. The program includes long call options at an average strike price of approximately $1.67 per pound of copper on the 2007 hedge and an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

During the quarter, the Company entered into additional copper forward contracts intended to hedge copper prices at a weighted average forward price of $2.97 per pound of copper on a total of 124.9 million pounds of copper for 2008, 2009 and 2010 ($3.33 for 2008, $3.00 for 2009 and $2.67 for 2010) and $2.37 per pound of copper on a total of 35 million pounds of copper for 2011. One of the benefits of these hedges is that it increases the impact of gold price movements to the Company’s unhedged revenue and as such increases the Company’s leverage to gold.

Since Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting may not be possible. Accordingly, changes in the fair value of the financial instruments will be reflected in current earnings from period to period. This will result in fluctuations in net earnings from period to period until such time the contracts are closed. The unrealized mark-to-market loss represents the value on notional cancellation of these contracts based on market values as at September 30, 2007 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses.

The Company recorded a mark-to-market loss of $50.8 million and $79.5 million for the quarter and nine month periods ended September 30, 2007 (quarter September 30, 2006 – $16.7 million, year-to-date September 30, 2006 – $37.0 million) in respect to these commodity contracts. The Company has a total of 159.9 million pounds under open contracts as at September 30, 2007.

17.	CONTINGENCIES

The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineração e Commercio Ltda (“JMC”). The Company estimates this contingency to be $19.3 million which has been accrued as at September 30, 2007. The Company will continue to monitor the issue in the future. Adjustments, if any, will be recorded if circumstances change or the matter is settled. The liability has increased from second quarter by $2.8 million due to the impact of in the movement of the Real relative to the US dollar during the quarter.

18.	ACQUISITIONS AND GOODWILL

In 2006, the Company acquired Desert Sun Mining Corp. which owned the Jacobina Mine. Approximately $55 million, being the excess of the purchase price over the net assets acquired of Desert Sun Mining Corp., represented goodwill. Goodwill primarily represents the advantage of sustaining and growing a portfolio of mining operations and synergies that are realizable from consolidating certain business functions. The Company will test for impairment of goodwill on an annual basis during the fourth quarter of the fiscal year.

19.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet investment of debt arrangements.

20.	EXPLORATION AND DEVELOPMENT

Yamana continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America. The Company spent $9.3 million during the third quarter on exploration programs. This compares to $4.5 million during the previous quarter ended June 30, 2007 for a total $18.4 million spent year-to-date. Additionally, Yamana’s newly acquired company Meridian spent $9.7 million during the third quarter on exploration. The summary below summarizes key initiatives and highlights from the exploration program at Yamana and Meridian.

Gualcamayo, Argentina

AIM Mineral Resources Update

The Company received a scoping study for the Amelia Inés and Magdalena (AIM) deposits. The QDD and AIM deposits together with the QDD Lower West Zone comprise the Gualcamayo project. A more formal and updated feasibility study relating to the AIM deposits as well as an update for the QDD Lower West Zone resource are expected to be completed by year end based on ongoing positive exploration results. The planned development and the Company’s understanding of the AIM deposits have been significantly advanced as a result of the completion of the scoping study. Work to date indicates that the deposits are higher grade, larger than initially projected, remain open for expansion and are expected to provide a larger and more significant contribution to the project than was originally contemplated.

Drilling at AIM continued with success. The drill results from the AIM satellite deposits received in June have been incorporated into the previous resource estimate completed in May, resulting in an increase in measured and indicated resources of 87,000 ounces and an additional 73,000 ounces of inferred resources. Current measured and indicated resources now total 518,000 ounces of gold and inferred resources are estimated at 170,000 ounces, as detailed in the table below:

Mineral Deposit	Resource Category	Tonnes (000`s)	Grade Au (gpt)	Contained Ounces Au (000`s)
Amelia Ines	Measured Indicated Measured + Indicated Inferred	360 2,723 3,083 554	3.10 2.49 2.56 1.47	36 218 254 26
Magdalena	Measured Indicated Measured + Indicated Inferred	110 2,972 3,082 1,500	2.18 2.70 2.68 2.97	8 257 265 143
Combined AIM	Measured Indicated Measured + Indicated Inferred	467 5,697 6,164 2,054	2.89 2.59 2.61 2.57	43 475 518 170

Note: The Mineral Resources are classified as Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources and are based on CIM Standards. The Mineral Resources were estimated using a cut-off grade of 0.5 grams of gold per tonne.

The new resource model was prepared by Ron Simpson, P.Geo, from Geosim Inc., who is an independent Qualified Person as defined by National Instrument 43-101. This new AIM resource estimate will be used to complete an AIM feasibility study by the end of the year.

Approximately 2,000 metres of infill and exploration drilling are planned at Magdalena in order to convert inferred resources to the measured and indicated categories. At Magdalena, infill hole 07QD-459 returned 2.44 grams per tonne gold over 44.5 metres along the northern edge of the ore body. This intersection falls within the current pit design and will increase in pit mineable ounces.

Additional drilling is planned to test the potential of a down dip extension of the high grade channel area and to test the down plunge extension of the deposit which may ultimately connect with the QDD Lower West area.

A feasibility update in regards to the mining and processing of AIM ore in addition to QDD ore is targeted by year-end.

Gualcamayo Exploration Update

Recent drilling at Gualcamayo has further defined continuity of mineralization to the west and below the current QDD pit model and has also confirmed the mineralization potential of the target 3D area, located one km to the northwest of the QDD Lower West target area (Figures 1 and 2).

The recent results from hole QD-445, 2.07g/t Au over 186 metres, including 5.55g/t Au over 21 metres extend the QDD Lower West zone 100 metres to the west. The follow up hole, QD-466, drilled 100 m above QD-445, returned 2.12g/t Au over 74 m, including a higher grade core of 4.55g/t Au over 29 metres.

In mid-September, the Company began drilling a fan of 3 to 4 holes to the south-southwest from the first drilling station at 430 metres along the underground access, in order to determine the down dip extent of the system and the possibility of similar scale dilational zones along the structure. The first underground hole, QD-473, returned 2.25g/t Au over 125 metres, including 3.57g/t Au over 60 metres, which enlarges the mineralized envelope at the drill section by approximately 60 metres. Further cross cutting along strike to the west followed by step-out and definition drilling is planned to expand the mineral resources by end of 2007.

Drilling to date indicates that the QDD Lower West zone represents a large dilational zone or tensional gash with a strike length over 300 metres, minimum down dip extent of 200 metres and average thickness of 160 metres.

Jacobina, Brazil

At Jacobina the 2007 drilling program has focused on Canavieiras, a higher grade near mine target, at Morro do Vento East and on two regional targets, Pindobaçu and Entry Point. At Canavieiras a total of 9,626 metres of diamond drilling was completed in 17 holes to infill and extend the two kilometre southern extension of the conglomerate reefs, which were discovered in 2006. Infill holes have been drilled at approximately 50 metres spacing along 500 metres of strike length, and step out drill holes have extended the mineralization a further 100 metres down dip. The table below highlights the significant results of the new drill holes and major target areas:

•	CAN-129: 4.58 grams per tonne gold over 1.3 metres; 3.74 grams per tonne gold over 4.9 metres; 6.15 grams per tonne gold over 5.5 metres
•	CAN-130: 4.59 grams per tonne gold over 9.7 metres; 10.98 grams per tonne gold over 1.3 metres
•	CAN-136: 10.31 grams per tonne gold over 3.2 metres
•	CAN-138: 16.01 grams per tonne gold over 1.3 metres; 5.91 grams per tonne gold over 12.9 metres; 12.25 grams per tonne gold over 2.3 metres
•	CAN-142: 8.21 grams per tonne gold over 3.9 metres; 9.29 grams per tonne gold over 2.6 metres; 7.16 grams per tonne gold over 4.8 metres

Three deep holes were completed at Morro do Vento to test the extension of the Canavieiras deposit to the south. The first hole, MVT-425, located 2.6 kilometres south of Canavieiras, returned gold values of 2.32 grams per tonne gold over 2.8 metres, 2.15 grams per tonne gold over 1.5 metres and 1.64 grams per tonne gold over 1.1 metres, starting at a depth of 230 metres. The second hole, MVT-442, located 1.6 kilometres north of MVT-425, intersected 1.28 grams per tonne gold over 5.8 metres (including 3.35 grams per tonne gold over 0.8 metres), 1.54 grams per tonne gold over 2.3 metres, and 1.91 grams per tonne gold over 1.9 metres. The third hole is currently in progress.

The most significant results from the 2007 drilling program at Canavieiras are attached in Table 2.

At Pindobaçu, located 65 kilometres north of the Jacobina Mine, 52 diamond drill holes totaling 12,074 metres have been completed to date. Gold mineralization has been traced along a strike length of 850 metres within a steeply dipping shear zone at the contact between volcanic rocks and metasediments. Current drilling has been targeting the deeper levels of the ore zone and has demonstrated that gold mineralization is continuous to a depth of at least 450 metres and is still open. Highlights from new holes at the Pindobaçu target include (all true width):

•	PB-36: 51.33 grams per tonne gold over 10.4 metres
•	PB-38: 1.88 grams per tonne gold over 2.6 metres
•	PB-39: 9.39 grams per tonne gold over 2.4 metres
•	PB-44: 3.23 grams per tonne gold over 1.8 metres
•	PB-45: 8.08 grams per tonne gold over 3.0 metres

Pindobaçu represents a significant underground mining opportunity and a source of high grade ore for the Jacobina operation.

Qualified Persons

Evandro Cintra, P.Geo., Vice President, Exploration of Yamana Gold Inc., has supervised the exploration on the Gualcamayo project and has reviewed and approved the contents of this press release and serves as the “Qualified Person” as defined by National Instrument 43-101.

Quality Assurance and Quality Control

Assaying for Yamana’s exploration programs in Brazil was carried out by SGS-Geosol, an ISO 9001, 2000 laboratory based in Belo Horizonte, and ACME laboratory in Goiania using fire assay on 50 gram pulps. An industry standard QA/QC program is active on all sites. Security is maintained at the core logging and sampling facilities.

Assaying for Yamana’s exploration in Argentina was completed in accordance with industry standards. Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex in Santiago Chile, an ISO-9001:2000 certified lab. Accuracy and precision of results is tested through the systematic inclusion of standards, blanks and check assays.

21.	GOLD AND COPPER MARKETS

For the quarter ended September 30, 2007, spot gold prices averaged $681 per ounce. This average price was 9.5% higher than the comparative third quarter of 2006 and 2.0% higher than the second quarter of 2007. The Company’s gold is sold at spot prices in world markets. The Company’s revenue and profitability is highly dependant on spot gold prices. Gold prices are currently being supported by positive market fundamentals. Decreased mine supply, steady investment and physical demand, lower central bank selling and increased producer de-hedging are all driving prices. As well, gold’s appeal as an inflation and U.S. dollar hedge have continued to underpin higher gold prices in the near-term. Due to these continuing factors, the Company expects gold prices to remain well supported in the near to mid-term although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

For the quarter ended September 30, 2007, spot copper prices averaged $3.50 per pound, approximately 1% higher than the average spot price for the second quarter. The rising copper price during the current commodity cycle has been driven by several factors including rising demand underpinned by strong Chinese consumption, inadequate industry-wide mine production growth, low exchange-traded and consumer inventory levels, supply disruptions and growing investment demand. These factors caused copper prices to increase and sustain them at current levels or comparable to current levels. The Company expects that the aforementioned factors will continue to support copper prices for the foreseeable future although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

22.	RISKS AND UNCERTAINTIES

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US Dollar.

The Company holds mining properties in Brazil, Honduras and Argentina and as such is exposed to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property and shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries. In December 2006, the Company submitted an Environmental Impact Statement document to the San Juan authorities where the Gualcamayo Project is located. However, there is no assurance that an EIS permit will be issued.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Honduran Lempira, Argentine Peso and Canadian Dollars and revenues are earned in US Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US Dollar over short-term periods.

The mining industry is intensely competitive and is highly dependent on commodity prices. A decline in the price of gold or copper could negatively impact the Company’s operations.

Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2006. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

23.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•	Closure and reclamation costs

Closure and reclamation costs are accrued at their fair value and are estimated based on the Company’s interpretation of current regulatory requirements.

•	Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value.

The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

•	Depletion and impairment of mineral properties

Depletion and impairment of mineral properties are impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and resources. Differences between management’s assumptions and market conditions could have a material effect in the future of the Company’s financial positions and results of operation.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

•	Goodwill and impairment testing

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount continues to be recoverable. To accomplish this, the Company compares the fair value of the reporting unit to its carrying amounts. If the carrying value of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

•	Reserve estimates

The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•	Income taxes

Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

•	Purchase price allocations on business acquisitions

Purchase price allocations on business acquisitions are determined based on management’s best estimates. The costs of acquisitions are allocated to assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The estimation of fair value for mining interest takes into account expected future cash flows associated with the life of mine plans. The excess of purchase cost over the net identified tangible and intangible assets will likely represent goodwill that will be allocated to reporting units and subject to an annual impairment test. Final detailed valuations are received within one year of the acquisition date.

CHANGE IN ACCOUNTING POLICY

The Company adopted the provisions of CICA Sections 3855 - Financial Instruments – Recognition and Measurement, Section 1530 - Comprehensive Income, Section 3865 - Hedges and Section 3861 – Financial Instruments – Disclosure and Presentation on January 1, 2007 which provides guidance on the classification, recognition, measurement and presentation of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result, the Company has added the following new accounting policy:

(i)	Financial instruments, marketable securities and investments

Marketable securities and investments in equity securities are classified as available-for-sale as the Company does not hold these securities for the purposes of trading for a profit and in the case of investments intends to hold these securities for more than one year.

Unrealized holding gains and losses related to available-for-sale investments are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted and published market prices for available-for sale securities and a Black-Scholes option pricing model for warrants held.

The Company has derivative instruments to hedge its currency and copper price risks. Derivative instruments are recorded at fair value. The changes in fair value (mark-to-market) are recorded in other comprehensive income if the derivative meets the criteria of hedge accounting as determined in Sections 3855 “Financial Instruments” and 3865 “Hedges”. If the derivative does not meet the hedge accounting criteria, changes in fair value are recorded in net income for the period. Fair market values are obtained from quoted and published market prices.

Future concentrate sales agreements containing an embedded derivative are recorded at fair value until the final settlement occurs. Changes in fair market values are recorded in net income for the period. The company calculates the fair value of these receivables based on published copper forward prices.

The Company capitalizes and amortizes costs associated with debt and financing instruments. The period of the amortization is based on the terms of the agreements.

24.	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, its Timely Disclosure and Confidentiality Policy, its Code of Business Conduct and Ethics, its Insider Trading Policy and Share Dealing Code, its Whistleblower Policy, its Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at September 30, 2007, there were no material changes in management’s assessment of disclosure controls and procedures. As such, the Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the quarter ended September 30, 2007 the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•

providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

No significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation as at December 31, 2006.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud or error, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2007 and December 31, 2006 and results of operations for the period ended September 30, 2007 and for the period ended September 30, 2006. This Management’s Discussion and Analysis has been prepared as of November 7, 2007. The unaudited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the three month period ended September 30, 2007 and for the period ended September 30, 2006 (collectively the “Financial Statements”). You are encouraged to review the

Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the period ended December 31, 2006 and the most recent Annual Information Form for the period ended December 31, 2006 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation” that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, level of activity, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks relating to the integration of acquisitions; risk relating to international operations; the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; fluctuations in metal prices; as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2006 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

YAMANA GOLD INC.

Consolidated Balance Sheets

As at

(In thousands of US Dollars; unaudited)

Commitments (Note 19)

Subsequent events (Note 21)

The accompanying notes are an integral part of the financial statements.

Approved by the Board

SIGNATURE	SIGNATURE

Peter Marrone	Victor H. Bradley,
Director	Director

YAMANA GOLD INC.

Consolidated Statements of Operations

For the Periods Ended
(In thousands of US Dollars except for share and per share amounts; unaudited)

The accompanying notes are an integral part of the financial statements

YAMANA GOLD INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the Periods Ended
(In thousands of US Dollars; unaudited)

Share purchase warrants			
Balance, beginning of period	$	**73,004**	$ 3,737
Warrants issued		-	13,111
Expiry or exercise of warrants		**(102)**	(18,355)
Value of warrants acquired on business acquisitions		-	74,511
	$	**72,902**	$ 73,004
Contributed surplus			
Balance, beginning of period	$	**61,578**	$ 4,676
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights		**(21,722)**	(35,657)
Stock-based compensation on the grant or vesting of stock		**410**	38,516
Value of options acquired on business acquisitions		-	54,041
Expiry of warrants		-	2
	$	**40,266**	$ 61,578
Total capital stock, share purchase warrants and contributed surplus	$	**1,834,165**	$ 1,796,924
Deficit			
Balance, beginning of period	$	**(80,334)**	$ (3,848)
Opening adjustments *(Note 2)*		**249**	–
Net earnings (loss)		**110,136**	(70,163)
Dividends declared		**(10,631)**	(6,323)
		19,420	(80,334)
Accumulated other comprehensive income *(Note 12)*		**5,014**	–
Total retained earnings (deficit) and accumulated other comprehensive income	$	**24,434**	$ (80,334)
Total shareholders' equity	$	**1,858,599**	$ 1,716,590

Consolidated Statements of Comprehensive Income

For the Periods Ended

(In thousands of US Dollars, unaudited)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

Consolidated Statements of Cash Flows

For the Periods Ended

(In thousands of US Dollars; unaudited)

Supplementary cash flow information (Note 17)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

Notes to the Consolidated Financial Statements

For the three and nine month periods ended September 30, 2007 (with comparatives as at December 31, 2006 and for the three and nine month periods ended September 30, 2006)

(Tabular amounts in thousands or thousands of US Dollars unless otherwise noted; unaudited)

1.	BASIS OF PRESENTATION

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2006. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except for changes disclosed in Note 2.

2.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Significant accounting changes

On January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments – Presentation and Disclosures and Section 3865, Hedges. These standards were adopted on a prospective basis. Accordingly, the Company has not restated comparative amounts for prior periods.

(i)	Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in Shareholders’ equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale as well as changes in the fair value of the effective portion of derivative instruments included in cash flow hedges. The Company has included in its Interim Consolidated Financial Statements, a combined Statement of Shareholders’ Equity and Comprehensive Income for the changes in these items during the nine months ended September 30, 2007. Cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”). Generally, gains and losses remain part of the balance of AOCI, until Canadian GAAP requires their recognition in net income.

(ii)	Financial Instruments - Recognition and Measurement and Hedges

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. Financial assets and financial liabilities, including derivatives, are recognized on the Consolidated Balance Sheet when the Company becomes a party to the contractual provisions of the financial instrument. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interest and other business income. Loans and receivables, and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Company’s Consolidated Balance Sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are recorded on the Consolidated Balance Sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under Section 3865, the effective portion of any gain or loss on the hedging instrument was recognized in OCI and the cumulative ineffective portion was included in unrealized gain (loss) on commodity and currency contracts in the Statement of Operations.

Impact on adoption of Sections 1530 and 3855

The transition adjustments attributable to the re-measurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges, were recognized in the opening deficit as at January 1, 2007. The opening adjustment for the re-measurement of available-for-sale securities at fair value was recognized in opening AOCI as at that date.

The Company has recorded the following transition adjustments in the Consolidated Financial Statements:

(i)	An adjustment to deficit to reflect the fair value adjustment of warrants held and the write-off of certain deferred costs previously capitalized on the balance sheet in the amount of $249.
(ii)	An adjustment to AOCI to reflect the impact of change in fair value of available-for-sale securities in the amount of $2,663.

Future accounting changes

On December 1, 2006, the Canadian Institute of Chartered Accountants issued Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments - Presentation; and Section 1535, Capital Disclosures. All three Sections will be applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Together, Sections 3862 and 3863 may be adopted in place of Section 3861, Financial Instruments - Disclosure and Presentation, before that date.

Section 3862 on financial instrument disclosures, places an increased emphasis on disclosures about risks associated with both recognized and unrecognized financial instruments and how these risks are managed and is consistent with Section 3861. The new Section removes duplicative disclosures and simplifies the disclosures relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. Section 1535 on capital disclosures requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.

3.	BUSINESS ACQUISITION

Acquisition of Viceroy Exploration Ltd.

In 2006, the Company acquired all of the outstanding common shares of Viceroy Exploration Ltd. (“Viceroy”), an exploration-stage company, through a take-over bid announced in August 2006 and completed by way of a compulsory acquisition. The Company offered Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share. Yamana exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of Yamana at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share. Total consideration paid was approximately $549.1 million comprised of approximately 52.5 million common shares, transaction costs and issued options and share purchase warrants acquired from

Viceroy. Yamana has consolidated the results of operations from October 13, 2006. On January 2, 2007, an additional 4 million shares were issued in completing the compulsory acquisition.

The purchase price was determined using the weighted average share price of approximately $9.70 per share for Yamana stock for the period of two days prior to the August 16, 2006 announcement date as well as two days following the announcement date.

The purchase price was calculated as follows:

Common shares issued to acquire 100% of Viceroy
(52,542,397 common shares at approximately $9.70 per share)	$509,842
Estimated transaction costs	4,923
Fair value of options and warrants issued	35,230

Purchase Price	$549,995

The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $12.2 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $23 million. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	41%
Risk-free interest rate	4.12%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital (including cash and cash equivalents of $58.5 million)	$53,881
Property, plant and equipment	2,061
Mineral properties	666,178
Other assets	2,794
Future income taxes	(169,919)

Net identifiable assets	$549,995

4.	INVENTORY

5.	PROPERTY, PLANT AND EQUIPMENT

i)

During the nine month period ended September 30, 2007, the Company recorded an impairment charge against property, plant and equipment of $1.0 million (September 30, 2006 - $Nil) in respect to its Fazenda Nova Mine.

ii)

Construction costs, net of preproduction revenues were transferred to property, plant and equipment and mineral properties as of February 11, 2007, upon commencement of commercial production of the Chapada Mine.

6.	ASSETS UNDER CONSTRUCTION

7.	MINERAL PROPERTIES

(i)

During the nine month period ended September 30, 2007, the Company recorded an impairment charge against mineral property of $0.8 million (September 30, 2006) - $Nil) in respect to its Fazenda Nova Mine.

(ii)

On May 22, 2007, the Company acquired the Maria Preta property adjacent to its C1-Santa Luz property for total consideration of $11.0 million which was settled by the issuance of Yamana Common Shares. The future income tax over the acquisition was $5.4 million creating a total book value for Maria Preta property of $16.4 million. A net profits royalty of 10% on the first 250,000 ounces of gold produced or otherwise recovered which increases to 20% of net profits realized once the Company has mined, produced or otherwise recovered in excess of 250,000 ounces.

8.	AVAILABLE-FOR-SALE SECURITIES

(i)	% ownership on an undiluted basis
(ii)	Refer to Note 2 regarding adjustment to opening accumulated other comprehensive income.

9.	OTHER ASSETS

(i)	Long-term tax credits consist of Brazilian and Argentinean sales taxes which are recoverable against other taxes payable and value added tax credits.

10.	LONG-TERM LIABILITIES

(i)

The silicosis liability consists of amounts provided to settle claims by former employees of Jacobina Mineração e Commercio Ltda (“JMC”), relating to silicosis. An amount of $19.3 million has been accrued as at September 30, 2007 for all known or anticipated future obligations related to these health related claims as well as outstanding legal claims against JMC relating to silicosis that have not yet been heard by the appropriate Brazilian court.

11.	CAPITAL STOCK

(a)	Common shares issued and outstanding:

During the three and nine month periods ended September 30, 2007, the Company issued 0.5 million shares and 6.2 million shares to optionees on the exercise of their share options for cash proceeds of $2.3 million and $25.2 million, respectively. Previously recognized stock-based compensation in the amount of $0.6 million and $19.5 million on the options exercised was added to share capital with a corresponding decrease to contributed surplus for the three and nine month periods, respectively.

Additionally, for the nine month period 51,480 shares were issued upon the exercise of warrants for cash proceeds of $0.4 million.

(b)	Weighted average number of common shares and dilutive common share equivalents

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the three and nine month periods were 5.0 million (2006 – 5.0 million) and 4.9 million (2006 – 5.0 million), respectively.

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME

13.	STOCK OPTIONS

A summary of the stock options issued to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

14.	OTHER LOSSES

(i) During the first quarter, the Company had a sill pillar failure at its Jacobina Mine. As a result, the Company has recognized a loss of $13.2 million during the nine month period ended September 30, 2007 in respect to overheads and costs of remediation. The Company has prepared an insurance claim. The insurance recovery will be recorded in net earnings in the period that the claim is settled with the insurance company.

15.	INCOME TAXES

The following table reconciles the statutory rates with the effective income tax rate in these financial statements:

(i)

Tax provision for the quarter reflects accrued foreign exchange gains and losses in Brazil and in Canada on US$ denominated inter-corporate debt. This debt is eliminated on consolidation. The consolidated effective tax rate excluding the tax impact of the intra group foreign exchange gain was 16.4% for the third quarter (16.8% for the second quarter).

The income tax expense reported and the Company’s effective tax rate will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

16.	CREDIT FACILITIES

During the second quarter ended June 30, 2007, the Company increased its revolving credit facility to $300 million. Amounts drawn under this facility bear an interest rate of LIBOR plus 1.10% to 1.84% per annum depending on the Company’s debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. Undrawn amounts are subject to a commitment fee of 0.375% to 0.631% per annum dependant on the Company’s debt to EBITDA ratio. As at September 30, 2007, the Company had not drawn any amounts under the facility.

During the period ended September 30, 2007, the Company obtained a commitment for a non-revolving term credit facility of up to $400 million and revised terms on a $300 million revolving credit facility, for a total credit facility of $700 million conditional upon the acquisition of 50% of the issued and outstanding common shares of Meridian. Refer to Note 21. This condition was met subsequent to September 30, 2007.

Each of the $400 million and $300 million credit facilities are secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature in 2012. Amounts drawn under the respective facilities bear an interest rate of LIBOR plus 0.95% to 1.50% per annum, depending on the Company’s debt to EBITDA ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.4% per annum dependant on the Company’s debt to EBITDA ratio. The Company drew down fully under the term facility and approximately $281.1 million ender the revolving credit facility in October 2007. Amounts drawn down were used to fund the cash component of the acquisition of Meridian. Refer to Note 21.

17.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Supplementary information regarding non-cash financing and investing activities:

(b) Cash payments for interest and taxes

(c)	Net change in non-cash working capital:

Changes in non-cash working capital items are net of working capital items related to assets under construction and working capital items acquired and disposed of during the period.

18.	SEGMENTED INFORMATION

The Company considers its business to consist of geographical segments primarily in Brazil, Central America, Argentina and its corporate head office in Canada. The Company’s operating segments are Brazil, Central America and Canada (which is solely comprised of corporate and administrative activities).

Reconciliation of segment income:

19.	CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at September 30, 2007:

20.	FINANCIAL INSTRUMENTS

(a)	Fair value of financial instruments

The carrying value of cash and cash equivalents, receivables, advances and deposits, accounts payable and income taxes payable (recoverable) approximate their fair values due to the relatively short-term maturities of these instruments. There were no material differences between the book value and fair value of long-term liabilities.

Derivative instruments are recorded at fair value. Fair value of derivative instruments are based on quoted market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market loss of $50.8 million and $79.5 million for the three and nine month periods ended September 30, 2007, respectively (September 30, 2006 - $16.7 million and $37.0 million) on non-hedging derivative instruments during the period.

The following table summarizes the components of derivative related assets:

The following table summarizes the components of derivative related liabilities:

The following table summarizes unrealized derivative gains (losses) and related future income taxes:

The following table summarizes realized derivative gains (losses):

Additionally, included in cost of sales are realized gains in respect to commodity derivative contracts in the amount of $1.1 million and $3.2 million for the three and nine month periods, respectively (September 30, 2006 - $Nil).

The following table summarizes cash flow currency hedge gains (losses) in OCI (Note 12):

(b)	Currency risk

The Company’s sales are predominately denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company. During the first quarter, the Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Real versus the US dollar. Currency contracts totaling 280 million Reais have been designated against forecast Reais denominated expenditures as a hedge against the variability of the US dollar amount of those expenditures caused by changes in the currency exchange rates over the next four years of this 54.6 million Reais have been settled as at September 30, 2007. These contracts fix the rate of exchange for the sale of approximately 280 million Reais at an average exchange rate of 2.316 Real to the US Dollar. These contracts are based on projected monthly costs beginning in February 2007 through to February 2010. The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

(c)	Commodity price risk

The profitability of the Company is directly related to the market price of gold. The Company has not hedged any of its gold. With the completion of the construction of the Company’s Chapada copper - gold mine which commenced commercial production on February 11, 2007, the Company is also exposed to the price of copper. During prior years, the Company entered into a combination of forward and call option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. The copper economic hedging program now in place provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007 and a forward price of $2.75 per pound of copper for a total of 90 million pounds in 2008. The program includes long call options at an average strike price of approximately $1.67 per pound of copper on the 2007 hedge and an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

In August, the Company entered into additional copper forward contracts intended to hedge copper prices at a weighted average forward price of $2.97 per pound of copper for a total of 124.9 million pounds of copper for 2008, 2009 and 2010 ($3.33 for 2008, $3.00 for 2009 and $2.67 for 2010) and $2.37 per pound of copper for a total of 35 million pounds of copper for 2011.

21.	SUBSEQUENT EVENTS

Acquisition of Meridian

On June 27, 2007, Yamana announced a proposal to acquire all the outstanding common shares of Meridian. Yamana formally commenced the offer on July 19, 2007 (the “Original Offer”). Subsequently, Yamana amended the Original Offer and on September 24, 2007, Yamana announced an amendment to the Original Offer whereby the cash component of the Offer was increased to $6.99 (Cdn$7.00). Based on a volume adjusted share price of $12.353 (Cdn$12.37) determined with reference to the share price of Yamana common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement, the purchase price now equates to total consideration of $34.60 (Cdn$34.64) per share. As at October 12, 2007, there were 101,305,120 common shares of Meridian outstanding.

On October 12, 2007, the Company completed the acquisition of 76.4% of the outstanding shares of Meridian and extended the offer to November 2, 2007 at which time the Company had taken up 89.6% of the outstanding shares of Meridian. The purchase price of the transaction totals $3.2 billion, comprised of approximately 203.0 million Yamana common shares, cash of $634.9 million, transaction costs of $20 million, and issued options acquired from Meridian. Yamana exchanged all outstanding options of Meridian (“Meridian options”) for similar securities of Yamana at an exchange ratio of 2.809 and at a price equivalent to the original price divided by 2.809. The exchange ratio was calculated as the sum of 2.235 and the $6.99 (Cdn$7.00) cash component divided by the average closing price for the five ending October 12, 2007. On October 12, 2007, 774,439 Meridian options were outstanding and were exchanged for 2,175,262 options of Yamana with a fair value of $20,107. Yamana assumes that all options will vest immediately upon completion of the transaction. The business combination is being accounted for as a purchase transaction with Yamana as the acquirer of Meridian.

The Company expects the accounting for the acquisition to result in a significant amount of goodwill.

The allocation of the purchase price disclosed hereunder has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed.

The Company will complete a full and detailed valuation of the Meridian assets using an independent party. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase price allocation is subject to change and is summarized as follows:

Acquisition of Northern Orion

On June 27, 2007, Yamana announced that it had entered into a business combination arrangement to acquire all the outstanding common shares of Northern Orion. Under the transaction, the shareholders of Northern Orion received 0.543 of a Yamana common share for each Northern Orion common share outstanding and $0.001 in cash for each Northern Orion common share. As at October 13, 2007, there were 154,103,861 common shares of Northern Orion outstanding. The volume adjusted share price of Yamana common shares for the period of two days prior to the day of the announcement, the day of the announcement, and the two days after the date of the announcement was $11.39 (Cdn$12.19).

On October 13, 2007, the Company completed the acquisition of 100% of the outstanding shares of Northern Orion. The business combination was accounted for as a purchase transaction, with Yamana as the acquirer of Northern Orion. Yamana also exchanged all outstanding employee options of Northern Orion for similar securities of Yamana which, have been assumed to be at an exchange ratio of 0.543 and at a price equivalent to the original price divided by 0.543. All outstanding non-employee options and share purchase warrants of Northern Orion were exchanged for similar securities of Yamana at an exchange ratio of 0.543 and a price equivalent to the original price divided by 0.543, and $0.001 in cash for each non-employee option and share purchase warrant. The Company will complete a full and detailed valuation of the fair value of the net assets of Northern Orion acquired using an independent third party. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

Yamana has estimated the fair value of Northern Orion’s interest in Minera Alumbrera Ltd. at $335,469 and the fair value of Northern Orion’s non-producing properties at $444,430. The remainder of the purchase price over the carrying value of the assets acquired and liabilities assumed of $465,798 has been assigned as goodwill.

The allocation of the purchase price disclosed hereunder is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed.

The Company will complete a full and detailed valuation of the Northern Orion assets using an independent party. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase price allocation is subject to change and is summarized as follows:

22.	COMPARATIVE FIGURES

Certain of prior period’s figures have been reclassified to conform with the current period’s presentation. The Company has separately disclosed advances and deposits and accounts receivable on the consolidated balance sheet. The Company has reclassified investments of $28.3 million as available-for-sale securities of $28.0 million and share purchase warrants held of $313,000. The Company has reclassified $23.3 million from current to long-term derivatives related liabilities on the consolidated balance sheet.

Corporate Information

Directors

Victor Bradley

Mining Consultant

Lead Director

Peter Marrone

Chairman and

Chief Executive Officer,

Yamana Gold Inc.

Antenor Silva

President and

Chief Operating Officer,

Yamana Gold Inc.

John Begeman

Mining Executive

Richard Graff

Private Investor

Robert Horn

Private Investor

C. Nigel Lees

Mining Executive

Patrick Mars

Corporate Director

Carl Renzoni

Private Investor

Dino Titaro

Mining Executive

Management

Peter Marrone

Chairman and

Chief Executive Officer

Antenor Silva

President and

Chief Operating Officer

Charles Main

Senior Vice President, Finance and

Chief Financial Officer

Greg McKnight

Senior Vice President,

Business Development

Ludovico Costa

Senior Vice President,

Operations

Darcy Marud

Senior Vice President,

Exploration

Evandro Cintra

Vice President,

Technical Services

Edgar Smith

Vice President,

Operations

Jacqueline Jones

Vice President, Legal,

General Counsel and

Assistant Corporate Secretary

Jodi Peake

Vice President,

Public and Investor Relations

Arão Portugal

Vice President,

Administration

Ana Lucia Martins

Vice President, Safety

Health, Environment and Community

Darrin Rohr

Vice President,

Human Resources

Betty Soares

Corporate Controller

Mark Bennett

Corporate Secretary

Executive Offices

150 York Street, Suite 1102

Toronto, Ontario, Canada M5H 3S5

Tel:	(416) 815-0220
Fax:	(416) 815-0021

Rua Funchal

411 - 4° andar - conjunto 43/44

CEP 04551-060 - São Paulo

SP - Brazil

Tel:	+55 11 2163 8300
Fax:	+55 11 2163 8330

Transfer Agent

CIBC Mellon Trust Company

320 Bay Street, Box 1,

Toronto, Ontario, Canada

M5H 4A6

Auditors

Deloitte & Touche LLP

Vancouver, British Columbia, Canada

Legal Counsel

Cassels Brock & Blackwell LLP

Toronto, Ontario, Canada

Dorsey & Whitney LLP

Toronto, Ontario, Canada

Capitalization

355,737,057 common shares

issued as of September 30, 2007

Share Listings

Toronto Stock Exchange Symbol: YRI

New York Stock Exchange Symbol: AUY

London Stock Exchange (LSE) Symbol: YAU

Website

www.yamana.com

Information

Contact

investor@yamana.com

Tel: (416) 815-0220

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EXHIBIT 3